DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
10/30/06


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein, Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
NA


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

217,581

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER

217,581
________________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

217,581

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

17.58%

14. TYPE OF REPORTING PERSON

NA
___________________________________________________________



This statement constitutes Amendment # 5 to the Schedule 13d filed on February 14, 2005. Except as specifically set forth herein, the Schedule 13d remains unmodified.

Item 4 is amended as follows:
PURPOSE OF TRANSACTION
On Monday, October 30th , 2006 the reporting persons sent the attached letter to GYRO. The letter gives GYRO notice of the filing person's intent to nominate directors and terminate the Company's poison pill at the upcoming annual meeting of shareholders.


Item 5 is amended as follows:
Item 5. INTEREST IN SECURITIES OF THE ISSUER
  a. As per the 10QSB filed on 9/13/06 there were 1,237,219 shares of common stock outstanding as of 8/31/06. The percentages set forth in this item were derived using such number.


Bulldog Investors, a group of investment funds, Phillip
Goldstein and Andrew Dakos beneficially own an aggregate of 217,581 shares of GYRO or 17.58% of the outstanding shares.


  b. Power to dispose and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

  c. During the last 60 days the following shares of GYRO were purchased: (there were no sales);(does not include purchases reported in previous filings.)

Date		Shares	Price
9/14/2006	300	45.9967
9/18/2006	306	46.5
9/19/2006	600	46
9/19/2006	200	46
9/19/2006	150	46
9/19/2006	200	46
9/19/2006	650	46
9/27/2006	772	45.5
11/1/2006	1000	45
11/3/2006	940	44.5
11/3/2006	1000	44.5
11/3/2006	1000	44.49



 d.   Beneficiaries of accounts managed by Mr. Goldstein and Mr.
Dakos are entitled to receive any dividend and sales proceeds.

  e.   NA

Item 7 is amended as follows:
Item 7. Material to be filed as Exhibits
Notification of Intent to Nominate Directors and Terminate
Poison Pill.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: 11/7/06

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name:   Andrew Dakos

Exhibit 1.
Advance Notification

Full Value Partners L.P.
Park 80 West, Plaza Two
Saddle Brook, NJ 07663
Phone (201) 556-0092
Fax (201) 556-0097

October 30, 2006

Peter Pitsiokos
Corporate Secretary
Gyrodyne Company of America, Inc.
102 Flowerfield
St. James, NY 11780

Dear Pete:

As you know, Full Value Partners L.P. is a major shareholder of Gyrodyne Company of America, Inc. and is a member of a group that is Gyrodyne's largest shareholder. Please be advised that Full Value Partners intends to (1) nominate three persons for election as directors at the annual shareholder meeting to be held on December 7, 2006 and (2) present a proposal to terminate Gyrodyne's poison pill.

Full Value Partners beneficially owns 96,559 shares of Gyrodyne which are held in street name.

The Nominees are:

Phillip Goldstein (born 1945); 60 Heritage Drive,
Pleasantville, NY 10570 - Mr. Goldstein is an investment advisor and a principal of the general partner of three investment partnerships in the Bulldog Investors group of funds: Opportunity Partners L.P., Opportunity Income Plus
Fund L.P., and Full Value Partners L.P. He has been a director of the Mexico Income and Equity Fund since 2000, Brantley Capital Corporation since 2001, the Emerging
Markets Telecommunications Fund since 2005 and the First
Israel Fund since 2005.

Timothy Brog (born 1964); Timothy Brog has been the
President of Pembridge Capital Management LLC and the
Portfolio Manager of Pembridge Value Opportunity Fund since
2004.  Mr. Brog has been a Managing Director of The Edward
Andrews Group Inc., a boutique investment bank since 1996.
From 1989 to 1995, Mr. Brog was a corporate finance and mergers and acquisition associate of the law firm Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Brog is a director of
The Topps Company, Inc.  Mr. Brog received a Juris
Doctorate from Fordham University School of Law in 1989 and a BA from Tufts University in 1986.

Andrew Dakos (born 1966); Park 80 West, Plaza Two, Suite
C04, Saddle Brook, NJ 07663 - Mr. Dakos is a self-employed investment advisor and a principal of the general partner of three investment partnerships in the Bulldog Investors group of funds: Opportunity Partners L.P., Opportunity
Income Plus Fund L.P., and Full Value Partners L.P. and
President of Elmhurst Capital, Inc. an investment advisory firm. He has been a director of the Mexico Income and Equity Fund since 2001.

Mr. Goldstein and his wife jointly beneficially own 2,200 shares and I beneficially own 100 shares of Gyrodyne. Mr. Goldstein and I are managing members of Full Value Advisors LLC, the General Partner of Full Value Partners. Inclusive of the foregoing, Mr. Goldstein and I are principals of the General Partner of various limited partnerships that respectively beneficially own a total of 141,819 shares of Gyrodyne. Mr.
Brog does not own any shares of Gyrodyne.   Each of our nominees
has consented to be named in the proxy statement as a nominee and to serve as a director if elected. There are no arrangements or understandings between Full Value Partners and any of the above nominees or any other person(s) in connection with the nominations.

The purpose of this letter is to respond to the material developments set forth in Gyrodyne's recent press release, specifically that Gyrodyne (1) has expanded the size of the board and (2) intends to acquire ten buildings in the Port Jefferson Professional Park in Port Jefferson Station, New York. We believe these actions are inconsistent with Mr. Maroney's public statement of April 21, 2006:

Our goal is to put the maximum amount of cash or marketable securities in the hands of our shareholders in a tax-efficient manner. Any offer will be measured against our corporate strategy as outlined at the December 2005 shareholders meeting. That strategy includes the repositioning of the Company through conversion to a REIT, and the disposition and redeployment of assets to achieve one or more shareholder liquidity events in a reasonable period of time.

Please see our schedule 13D filings for further details and advise us immediately if this notice is deficient in any way so that we can promptly cure any deficiency.

Very truly yours,



Andrew Dakos
Managing Member
Full Value Advisors LLC
General Partner